                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 4)(1)


                                 NEUROGEN CORPORATION
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     64124 E 106
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    MARCH 17, 1998
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)
--------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 64124 E 106                 13D                 Page  2  of  7  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
            BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                     0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                       795,920
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                       795,920
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            795,920
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            5.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124 E 106                 13D                 Page  3  of  7  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
            BVF PARTNERS L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                    0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                       1,634,306
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                       1,634,306
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            1,634,306
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            11.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124 E 106                 13D                 Page  4   of 7  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
            BVF INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            WC,OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                    0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                     1,634,306
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                       0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                     1,634,306
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            1,634,306
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            11.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124 E 106                 13D                 Page  5  of  7  Pages
          -----------                                          ---    ---


     This Amendment No. 4 (this "Amendment") relates to the Statement on
Schedule 13D, dated March 18, 1997, as amended by Amendment No. 3, dated December 24, 1997, Amendment No. 2 dated August 28, 1997 and Amendment No. 1 dated April 16, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $.025 per share (the "Stock"), of Neurogen Corporation ("Neurogen"). The principal executive office of Neurogen is located at 35 Northeast Industrial Road, Branford, CT 06405.

     Item 3 is hereby amended to read in its entirety as follows:

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since January 17, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 42,200 shares of the Stock for an aggregate consideration of $678,000.60, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 158,300 shares of the Stock for an aggregate consideration of $2,467,542.55, utilizing funds under management by Partners pursuant to an investment management agreement between Partners and such managed accounts.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 795,920 shares of the Stock, Partners beneficially owns 1,634,306 shares of the Stock, and BVF Inc. beneficially owns 1,634,306 shares of the Stock, approximately 5.5%, 11.4% and 11.4%, respectively, of the 14,390,786 shares outstanding as of November 13, 1997 (as reported in Neurogen's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 795,920 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,634,306 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New

CUSIP No. 64124 E 106                 13D                 Page  6  of  7  Pages
          -----------                                          ---    ---


York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the
business address of each is   BVF Partners L.P., 333 West Wacker Drive, Suite
1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty days.

CUSIP No. 64124 E 106                 13D                 Page  7  of  7  Pages
          -----------                                          ---    ---


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:  /s/ Mark N. Lampert
                    ----------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          ------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 30, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    ------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               ----------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          ------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                  --------------------------------------------------
                              DURING THE PAST SIXTY DAYS
                              --------------------------


Settlement            By         For the        Quantity        Price per      Type of Trade        Broker
----------            --         -------        --------        ---------      -------------        ------
   Date                         Account of                        Share
   ----                         ----------                        -----

02/13/98            Partners      BVF, Ltd.       1,000            $15.8125       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/09/98            Partners      BVF, Ltd.      12,000            $15.3750       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/10/98            Partners      BVF             2,000            $15.1553       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/10/98            Partners      BVF, Ltd.       2,000            $15.1553       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/11/98            Partners      BVF, Ltd.       8,000            $15.1875       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/11/98            Partners      BVF, Ltd.       5,000            $15.3750       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/12/98            Partners      BVF             1,000            $15.5000       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/12/98            Partners      BVF, Ltd.       3,000            $15.5000       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/13/98            Partners      BVF, Ltd.       8,000            $15.2109       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/16/98            Partners      BVF, Ltd.      42,200            $15.3125       Purchase           INET
---------------------------------------------------------------------------------------------------------
03/16/98            Partners      BVF, Ltd.      15,000            $15.6250       Purchase           GROW
---------------------------------------------------------------------------------------------------------
03/16/98            Partners      BVF, Ltd.      25,000            $15.6250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/17/98            Partners      BVF            39,200            $16.1250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/17/98            Partners      ILL10           4,600            $16.1250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/17/98            Partners      PAL             3,000            $16.1250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/17/98            Partners      ZPG             2,200            $16.1250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/17/98            Partners      BVF, Ltd.      26,000            $16.1250       Purchase           SBSH
---------------------------------------------------------------------------------------------------------
03/20/98            Partners      BVF, Ltd.       1,300            $15.6875       Purchase           INET
---------------------------------------------------------------------------------------------------------

             INET            =        Instinet
             GROW            =        Pacific Growth, Inc.
             SBSH            =        Smith Barney